UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

Commission File Number:  000-25075

CUSIP Number:  04314Q105

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐  Form N-SAR

☐ Form N-CSR

For Period Ended:

              December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F

☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

Read Instructions (on back page). Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Artificial Life, Inc.

Full Name of Registrant

Former Name if Applicable

26/F., 88 Hing Fat Street

Address of Principal Executive Office (Street and Number)

Causeway Bay, Hong Kong

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

On April 1, 2011, Artificial Life, Inc. (the “Company”) filed a Form 12b-25 disclosing that it was still in the process of having its financial statements for the fiscal year ended December 31, 2010 (“Fiscal Year 2010”) audited by its independent accountants and that it would not be able to complete its audit and Annual Report on Form 10-K (the “2010 10-K”) by March 31, 2011 without incurring undue hardship and expense. At the time of the filing, the Company anticipated that the 2010 10-K would be filed no later than fifteen calendar days after its original due date. On April 6, 2011, the Company announced the termination of its engagement with KPMG, its independent auditors.  Such engagement was terminated effective March 30, 2011, though after such termination, the parties continued discussing the possibility of KPMG’s engagement being extended in order for the audit to be completed within the timeframe of the 12b-25 extension. The Company is now in the process of assigning and evaluating new independent registered public accounting firms to audit its financial statements for Fiscal Year 2010. The Company will file its 2010 10-K at such time as its audit has been completed.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Eberhard Schoneburg

(+852) 3102-2800

(Name)

(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                   ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?              ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Artificial Life, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 6, 2011

By:

/s/ Eberhard Schoneburg

Eberhard Schoneburg, Chief Executive Officer